UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PLACER DOME INC.
(Name of Subject Company)

PLACER DOME INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
 725906

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:
Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☒ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Placer Dome Appoints Special Committee And Informs Barrick of U.S. Ownership

        This news release contains "forward-looking statements" that are subject to risk factors set out in the cautionary note contained within this news release. All amounts are in United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP").

        Vancouver, Canada: The Board of Directors of Placer Dome Inc. (NYSE, TSX, ASX: PDG) met on Monday and again today for initial reviews of the announcement by Barrick Gold Corporation (Barrick) that it intends to make an unsolicited offer to purchase all of the outstanding shares of Placer Dome.

        The Board has appointed a Special Committee of independent directors to evaluate Barrick's announced proposal, consider other alternatives and make recommendations to the Board. The Committee will be chaired by Robert Franklin, Chairman of the Board of Placer Dome, and is comprised of Donald Carty, John Crow, Graham Farquharson, Vernon Taylor III and William Wilson. The Company has engaged as its financial advisors CIBC World Markets Inc. and Morgan Stanley & Co. Incorporated. Canadian legal counsel is Osler, Hoskin & Harcourt LLP and United States legal counsel is Simpson Thacher & Bartlett LLP.

        Chairman of the Board and Special Committee Robert Franklin said, "Once formal offer documents are received, the Board will be in a position to give Barrick's proposal further consideration and, in due course, communicate its views to shareholders". Placer Dome has been informed by its transfer agent that, as of June 30, 2005 and September 30, 2005, U.S. holders own more than 40% of Placer Dome's outstanding common shares, as calculated under applicable U.S. securities laws. Accordingly, Placer Dome believes that Barrick will not qualify for filing documents relating to the proposed exchange offer with the U.S. Securities and Exchange Commission (SEC) on Form F-8, as Barrick publicly announced it intends to do. Placer Dome believes that any exchange offer by Barrick will be subject to the U.S. exchange offer rules and subject to review by the SEC. Placer Dome is notifying Barrick of this fact.

        Placer Dome is a global gold mining company employing 13,000 people at 16 mining operations in seven countries. The Vancouver-based company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Note to Security Holders:

        The exchange offer proposed by Barrick and described in this release has not commenced. In response to the proposed exchange offer by Barrick, if and when commenced, Placer Dome will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Placer Dome security holders are advised to read Placer Dome's Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, if and when it is commenced, free of charge at the SEC's website at www.sec.gov, or from Placer Dome at www.placerdome.com.

For further information please contact:
Investor Relations: Greg Martin (604) 661-3795
Meghan Brown (604) 661-1577
Media Relations: Gayle Stewart (604) 661-1911
Toll-free within North America 1-800-565-5815

Head office
Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, B.C. Canada V7X 1P1
Tel: (604) 682-7082
On the internet: www.placerdome.com

FORWARD-LOOKING STATEMENTS

        This press release contains "forward-looking statements" that were based on Placer Dome's expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome's business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome's mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  •
  uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

  •
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

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  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

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  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

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  operating and technical difficulties in connection with mining development activities;

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  uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

  •
  uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of reserves;

  •
  uncertainties related to unexpected judicial or regulatory proceedings;

  •
  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

  •
  mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

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  expected effective future tax rates in jurisdictions in which our operations are located;

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  the protection of the health and safety of mine workers; and

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  mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

  •
  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, operating supplies, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

  •
  the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

  •
  unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

  •
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  •
  environmental issues and liabilities associated with mining including processing and stock piling ore;

  •
  geopolitical uncertainty and political and economic instability in countries which we operate; and,

  •
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or extreme weather conditions, environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

        A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome's Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.